Index

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to section 15(d) of
The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number: 0-18121

_________________

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

(Full title of the plan)

MAF BANCORP, INC.
55th & Holmes
Clarendon Hills, IL 60514

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

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REQUIRED INFORMATION

        Items 1-3. Not applicable.

        Item 4. The Mid America Bank, fsb Employees’ Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

        Financial Statements. Listed below are the financial statements and schedules filed as a part of this annual report, which are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees’ Profit Sharing Plan (Registration No. 333-83534) with the Securities and Exchange Commission on February 28, 2002.

(a)	Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 2004.

(b)	Notes to Financial Statements.

(c)	Supplemental Schedules.

        Exhibits

        No. 23       Consent of Independent Registered Public Accounting Firm.

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SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005

Mid America Bank, fsb Employees' Profit Sharing Plan BY: /s/ Michael J. Janssen —————————————— Member of Plan Administrative Committee

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FINANCIAL STATEMENTS AND SCHEDULES

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees
Mid America Bank, fsb
   Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004 and reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 24, 2005
Chicago, Illinois

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2004	2003
Assets:
Investments, at fair value:
MAF Bancorp, Inc. common stock	$23,561,681	$24,525,328
Mutual funds	37,311,739	17,267,163
Collective trust fund	9,509,607	8,375,453
Participant loans receivable	12,634	15,147
Cash liquidity fund	2,723,397	258

	73,119,058	50,183,349

Employer contribution receivable	—	2,320,000
Accrued dividends and interest	122,922	106,306

Total assets	73,241,980	52,609,655
Liabilities	—	—

Net assets available for plan benefits	$73,241,980	$52,609,655

See accompanying notes to financial statements.

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2004	2003	2002
Additions to net assets attributed to:
Interest income	$7,708	$485,475	$604,150
Dividend income	1,190,734	537,396	453,492

	1,198,442	1,022,871	1,057,642

Gain (loss) on sale of investments:
Mutual funds	259,513	1,059,753	132,504
Collective trust fund	82,887	(456,342)	(68,230)
MAF Bancorp, Inc. common stock	3,463,285	1,053,071	1,060,655

	3,805,685	1,656,482	1,124,929

Unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	2,653,570	590,127	(1,368,761)
Collective trust fund	(135,707)	1,512,457	(546,985)
MAF Bancorp, Inc. common stock	(1,747,942)	3,630,654	1,652,789

	769,921	5,733,238	(262,957)

Contributions:
Employer	2,720,000	2,320,000	1,920,000
Employee	3,814,964	2,563,355	2,399,949

	6,534,964	4,883,355	4,319,949

Transfer of assets from other plans	19,940,159	597,243	814,954

Total additions to net assets	32,249,171	13,893,189	7,054,517

Deductions from net assets attributed to:
Benefits paid to participants	11,597,624	2,697,532	1,858,066
Administrative expenses	19,222	2,154	—

	11,616,846	2,699,686	1,858,066

Net increase in net assets available for plan benefits	20,632,325	11,193,503	5,196,451
Net assets available for plan benefits:
Beginning of year	52,609,655	41,416,152	36,219,701

End of year	$73,241,980	$52,609,655	$41,416,152

See accompanying notes to financial statements.

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

(1) Description of Plan

The following description of the Mid America Bank, fsb Employees’ Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

      General

The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb and its affiliates (the “Company”) are eligible to participate in the salary deferral portion of the Plan. Employees are eligible to begin receiving employer matching and discretionary contributions at the end of the year that includes the first January 1 or July 1 after completing one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective October 1, 2003, ABN-AMRO succeeded LaSalle Bank, N.A. as the trustee of the Plan. On December 17, 2004, The Principal Financial Group announced that they were acquiring the pension and retirement services business of ABN-AMRO.

      Mergers

On December 1, 2003, St. Francis Capital Corporation (“St. Francis”) was merged with and into MAF Bancorp, Inc., the parent of the Company. Concurrently, St. Francis Bank, fsb was merged into the Company and the Company became the plan sponsor for the St. Francis Bank, fsb Savings and Retirement Plan. Net assets of the St. Francis Bank, fsb Savings and Retirement Plan totaling $19,605,115, were transferred into the Plan on March 16, 2004. All former St. Francis participants who were employees on December 1, 2003 who were not already participating in the Plan as continuing employees of the Company became active participants as of such date. A year of service includes any period or periods previously credited to employees under the St. Francis Bank, fsb Savings and Retirement Plan. All participants' balances from the merger plan are 100% vested.

On July 21, 2003, Fidelity Bancorp, Inc. was merged with and into MAF Bancorp, Inc. Concurrently, Fidelity Federal Savings Bank (“Fidelity”) was merged into the Company and the Company became the plan sponsor for the Fidelity Savings Profit Sharing Plan. Net assets of the Fidelity Savings Profit Sharing Plan totaling $337,179 were transferred into the Plan on October 1, 2003. All former Fidelity participants who were employees on July 21, 2003 who were not already participating in the Plan as continuing employees of the Company became active participants as of such date. A year of service includes any period or periods previously credited to employees under the Fidelity Savings Profit Sharing Plan. All participants' balances from the merged plan are 100% vested.

On November 30, 2001, Mid Town Bancorp, Inc. was merged with and into MAF Bancorp, Inc. Concurrently, Mid Town Bank & Trust Company of Chicago (“Mid Town”) was merged into the Company and the Company became the plan sponsor for the Mid Town Bank Savings and Profit Sharing Plan. On February 12, 2003, net assets of the Mid Town Bank Savings and Profit Sharing Plan totaling $260,064, were transferred into the Plan. Net assets from this plan totaling $814,954 were transferred into the Plan on September 20, 2002. All former Mid Town participants who were

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

employees on November 30, 2001 who were not already participating in the Plan as continuing employees of the Company became active participants in the Plan as of such date. A year of service includes any period or periods previously credited to employees under Mid Town Bank Savings and Profit Sharing Plan. All participants' balances from the merged plan are 100% vested.

      Transfers

Participants who have reached age 55 and completed 10 years of participation in the Plan are allowed to transfer funds from the Company's Employee Stock Ownership Plan ("ESOP") into the Plan. Transfers from the Company's ESOP to the Plan totaled $335,044 in 2004. There were no transfers in 2003 or 2002.

      Contributions

Each year, the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 75% of their pre-tax compensation as 401(k) contributions up to an annual limit of $13,000 in 2004 ($12,000 in 2003 and $11,000 in 2002). Beginning in 2002, special provisions applied to employees over the age of 50, which increased the annual limit to $16,000 in 2004 ($14,000 in 2003). The Company will make matching contributions equal to 35% of a participant’s pre-tax deferral amounts, up to maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions. The Company, at its discretion, may make additional contributions.

      Participant Accounts

Each participant’s contribution account is credited with the participant’s contribution and an allocation of earnings. Each participant’s Company contribution account is also credited with an allocation of the Company’s contribution and forfeitures of terminated participants’ nonvested balances, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company’s contribution and forfeitures of terminated participants’ accounts are based on the ratio that each participant’s eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s accounts. During 2004, 2003 and 2002, non-vested amounts from participants’ matching or discretionary Company contributions that were forfeited totaled approximately $96,931, $71,177 and $20,189, respectively, which were allocated to the remaining participants’ accounts.

      Vesting

Participants are immediately vested in their pre-tax employee contributions, their after-tax employee contributions, rollover contributions and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: Less than 2 years — 0%; 2 years — 20%; 3 years — 40%; 4 years — 60%; 5 years — 80%; 6 years or more — 100%.

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

      Investment Options

Upon employment at the Company, a participant may direct pre-tax or after-tax employee contributions in any of ten investment options. Participants may change their deferral percentage and their investment choices at any time. Participant-directed investment options are listed below:

MAF Bancorp, Inc. Common Stock

Dividends paid on shares of MAF Bancorp, Inc. purchased through the Plan are reinvested in MAF Bancorp, Inc. common stock or at the election of a participant, distributed directly to such participant in cash. It is expected that all purchases will be made at prevailing market prices. Under certain circumstances, the trustees may be required to limit the daily volume of shares purchased. Participant accounts are adjusted to reflect changes in the value of MAF Bancorp, Inc. shares resulting from dividends, stock splits and similar changes.

Mutual Funds These mutual finds are in both participant and non-participant directed funds.

American Funds Washington Mutual Investor A. This large cap value fund seeks to provide income and an opportunity for growth of principal, consistent with sound common stock investments. This Fund also looks for companies that have paid a dividend in nine out of the last 10 years. No alcohol or tobacco related stocks are permissible. The Fund invests in large, blue-chip companies believed to be undervalued. The fundamental investment approach is guided through internal research and analysis based on extensive fieldwork and direct company contact. The Fund utilizes a multiple-portfolio management system. The Fund is divided into nine portions, with eight portions managed by different portfolio managers and the ninth portion managed by a team of analysts. Each manager has the freedom to make investment decisions on their portion.

ABN-AMRO / Montag & Caldwell Growth N. This large cap growth fund seeks long-term capital appreciation; income is secondary. It invests primarily in common stocks and convertible securities. The advisor selects equities that it believes are undervalued based on the issuer’s estimated earnings potential and ability to produce strong earnings growth over the next 12 to 18 months. These issuers may include established companies with histories of growth as well as companies that the advisor expects are entering periods of earnings growth. The fund may also invest in convertible and nonconvertible debt. It may invest up to 30% of assets in foreign securities in the form of ADRs.

Royce Total Return Fund. This small cap value fund seeks long-term growth of capital and current income. The fund normally invests at least 65% of assets in common stocks, 90% of which are dividend paying. It generally invests at least 65% of assets in securities of companies with market capitalizations of less than $2 billion at the time of investment.

Brown Capital Management Small Co. Fund I. This small cap growth fund seeks capital appreciation. It normally invests at least 70% of assets in companies with total operating revenues of $250 million or less. The advisor seeks companies that are undervalued in relation to their growth prospects. The fund selects stocks that have the potential for a sustainable revenue stream,

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

adequate resources to maintain a viable product, sufficient profitability, and management skills and resources necessary for planning long-term growth. This fund is no longer an option, beginning in 2005.

Oakmark International Fund I. This foreign large cap value fund seeks long-term capital appreciation with investments in foreign securities that total at least 65% of their assets. As determined by the fund, these securities are undervalued relative to their underlying economic value. Long-term value is assigned to the fund on the basis of the company’s ability to generate cash flow. Degree of pricing power, market share, and quality of management provide other parameters of value. The Fund may invest up to 10% of assets in low-quality debt.

First American REIT Securities Fund. This specialty real estate fund seeks current income and long-term capital growth. The fund invests at least 80% of assets in income-producing equity securities of companies in the real estate industry, primarily real-estate investment trusts (REITs). A majority of the fund’s assets are invested in REITs.

Artisan Funds Inc. International Fund. This foreign large cap-growth fund seeks long-term capital growth. The fund ordinarily invests at least 65% of assets in equities of foreign issuers, and it normally maintains investments in at least three foreign countries. When selecting investments, management places equal emphasis on country selection and stock selection. It avoids countries that it believes have overvalued markets and focuses on companies that have dominant or increasing market share in strong industries. The fund typically invests no more than 5% of assets in convertibles or debt rated below BBB. It may invest in emerging markets.

PIMCO Real Return Fund ADM. This inflation-indexed bond fund seeks to realize maximum real return consistent with preservation of real capital. It normally invests at least 65% of assets in inflation-indexed bonds issued by the U.S. and foreign governments. The fund may hold bonds rated A or better and may invest up to 35% of assets in other fixed-income securities, including debt denominated in foreign currencies. It is expected that the fund’s average duration will vary approximately within the range of the average modified real duration of all inflation-indexed bonds issued by the U.S. Treasury.

           Collective Trust Fund

ABN-AMRO Income Plus Fund. This fund seeks to preserve principal, maximize income and provide a high degree of liquidity, without sacrificing credit quality, by investing in competitive fixed income returns in different interest environments. The fund invests in a diversified portfolio consisting primarily of alternative investment contracts, guaranteed investment contracts and money market instruments. This fund is in both participant and non-participant directed funds.

           Non-Participant Directed Funds

The following mutual funds are solely non-participant directed funds:

Evergreen Select High Yield Bond Fund. This fund seeks to provide a diversified portfolio of high yield securities with a minimum credit rating of single B, with a focus on companies benefiting

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

from a favorable industry environment or positive internal changes. The fund will not invest in securities rated CCC or below, emerging debt or derivatives.

Oppenheimer Developing Markets. This fund seeks long-term capital appreciation. The fund normally invests at least 65% in at least three developing markets in equity securities of issuers whose principal activities are in developing markets. It can invest up to 100% of its assets in foreign securities. It will usually emphasize investments in growth companies, which can be in any market capitalization range.

American Century Intl Bond Fund - Inv. This fund normally invests at least 65% of assets in government bonds rated AAA or of comparable quality. It buys high quality, non-dollar denominated government and corporate debt securities outside the U.S.

      Participant Loans

The Plan does not allow participant loans. However, the Mid Town Bank Savings and Profit Sharing Plan had three loans outstanding which were transferred into the Plan as of September 20, 2002. Two of these loans were repaid during 2004. At December 31, 2004, one loan remained with a balance of $12,634, an interest rate of 6.00% and a maturity date of September 16, 2011.

      Payment of Benefits

On termination of service, participants may elect to either leave their account balances in the Plan until age 70½ if the balance exceeds $5,000, or receive a lump-sum amount equal to the value of their vested account. Benefits are recorded when paid.

(2) Summary of Significant Accounting Policies

      Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Investments

Investments in mutual funds, collective trust funds and common stock are stated at fair value as determined by reference to quoted market prices. The cash liquidity fund and participant loans receivable are stated at face value plus accrued interest, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method for the individual asset. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3) Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Administrative Expenses

The Company generally pays the administrative expenses of the Plan.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Transactions With Parties-in-Interest

        The following table summarizes the balances related to transactions of the Plan with parties-in-interest:

	At or for the Year Ended December 31,
	2004	2003	2002
MAF Bancorp, Inc. common stock	$23,561,681	$24,525,328	$19,683,843
Collective trust fund	9,509,607	8,375,453	10,158,659
ABN-AMRO / Montag & Caldwell Growth N	12,653,971	4,187,599	—
Certificates of deposit	—	—	4,638,373
Interest income	3,530	306,588	603,097
Dividend income	474,346	424,117	357,374
Contributions to the Plan	2,720,000	2,320,000	1,920,000

        Collective trust funds are comprised of the ABN-AMRO Income Plus Fund as of December 31, 2004 and 2003. For the year ended December 31, 2002, this balance consisted of the Dreyfus Cash Management Fund, S&P 500 Index Equity Fund and LaSalle Income Plus Fund.

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

(7) Investments

        As of December 31, 2004 and 2003, the Plan held the following investments which comprised 5% or more of the Plan's net assets, at fair value:

	December 31,
	2004	2003
MAF Bancorp, Inc. common stock	$23,561,681	$24,525,328
ABN-AMRO Income Plus Fund	9,509,607	8,375,453
Mutual Funds:
ABN-AMRO/ Montag & Caldwell Growth N	12,653,971	4,187,599
American Funds Washington Mutual Investor A	6,023,025	4,073,612
PIMCO Real Return Fund	3,678,904	1,347,335

(8) Risk and Uncertainties

         Plan investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Index

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

(9) Non-participant Directed Investments

Information about the net assets and the changes in net assets relating to the non-participant directed investments is shown below. The collective trust fund is managed by the Company (or one of its affiliates) that also serves as an independent trustee of the Plan.

	December 31,
	2004	2003
Assets:
Investments, at fair value:
Mutual Funds:
Oppenheimer Developing Markets	$1,558,732	$1,129,973
PIMCO Real Return Fund ADM	1,306,473	939,254
First American REIT Securities Fund	1,304,344	—
Undiscovered Managers REIT Inst	—	841,145
Evergreen Select High Yield Bond Fund	1,141,193	—
Columbia High Yield Fund Z	—	771,606
American Funds Washington Mutual Investor Fund A	825,327	638,595
Royce Total Return Fund	866,485	634,106
Brown Capital Management Small Co. Fund I	768,162	632,184
Oakmark International Fund I	826,390	617,550
Artisan Funds Inc. International Fund	738,444	614,589
ABN-AMRO / Montag & Caldwell Growth N*	639,088	610,440
American Century Intl Bond Fund - Inv	664,110	461,296
Collective trust fund*	93,283	404,079
Cash liquidity fund*	2,723,397	258

	13,455,428	8,295,075
Accrued dividends and interest	—	26,360
Employer contribution receivable	—	1,886,802

	13,455,428	10,208,237
Liabilities	—	—

	$13,455,428	$10,208,237

        * Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

(Continued)

Index

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004, 2003 and 2002

Non-participant Directed Investments, continued

	Year Ended December 31,
	2004	2003		2002
Additions to net assets attributed to:
Interest income	$7,044	$273,963		$339,423
Dividend income	368,892	—		127,908

	375,936	273,963		467,331

Gain (loss) on sale of investments:
Mutual funds	69,584	110,426		—
Collective trust funds	10,984	(456,342)		(68,230)
MAF Bancorp, Inc. common stock	—	—		518,014

	80,568	(345,916)		449,784

Unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	1,004,727	653,500		—
Collective trust funds	(41,260)	744,441		(546,985)
MAF Bancorp, Inc. common stock	—	—		484,305

	963,467	1,397,941		(62,680)

Contributions:
Employer	2,720,000	1,886,802	(1)	1,920,000
Employee	2,072	9,473		7,266
Forfeitures	7,933	—		—

	2,730,005	1,896,275		1,927,266

Total additions to net assets	4,149,976	3,222,263		2,781,701

Deductions from net assets attributed to:
Benefits paid to participants	898,267	593,903		825,172
Administrative expenses	4,518	566		—

	902,785	594,469		825,172

Transfers to participant directed
investments	—	(2,862,499)	(2)	(6,831,558) (3)

Increase (decrease) in net assets available for plan benefits	$3,247,191	$(234,705)		$(4,875,029)

Net assets available for plan benefits:
Beginning of year	10,208,237	10,442,942		15,317,971

End of year	$13,455,428	$10,208,237		$10,442,942

(1)	During the year ended December 31, 2003, the employer contribution of $2,320,000 included participant directed matching funds of $433,198.

(2)	Participant account balances of $2,806,454 in the collective trust funds representing prior years accumulated forfeitures and employer matching contributions were transferred to participant directed funds as of October 1, 2003, net of forfeitures allocated in 2003.

(3)	Transfer of MAF Bancorp, Inc. common stock to participant directed funds.

Index

Schedule 1

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of
Assets (Held at End of Year)
December 31, 2004

Identity of Issue	Number Of Shares or Units	Maturity Date	Interest Rate	Cost	Current Value
Mutual Funds:
Participant Directed:
Oakmark International Fund I	107,292	N/A	N/A	$2,004,554	$2,267,478
First American REIT Securities Fund	58,226	N/A	N/A	1,053,283	1,181,180
Brown Capital Management Small Co. Fund I	24,735	N/A	N/A	710,192	737,385
Royce Total Return Fund	111,082	N/A	N/A	1,224,255	1,362,253
ABN-AMRO / Montag & Caldwell	530,345	N/A	N/A	11,488,650	12,014,883
Growth N*
Artisan Funds Inc. International Fund	69,534	N/A	N/A	1,261,792	1,539,683
PIMCO Real Return Fund ADM	205,404	N/A	N/A	2,399,204	2,372,431
American Funds Washington Mutual
Investor A	168,825	N/A	N/A	4,654,806	5,197,698

Non-Participant Directed Funds:
Oppenheimer Developing Markets	57,546	N/A	N/A	1,088,663	1,558,732
PIMCO Real Return Fund ADM	112,837	N/A	N/A	1,303,053	1,306,473
First American REIT Securities Fund	63,826	N/A	N/A	1,184,366	1,304,344
Evergreen Select High Yield Bond Fund	116,992	N/A	N/A	1,125,906	1,141,193
American Funds Washington Mutual Investor Fund A	26,609	N/A	N/A	720,075	825,327
Royce Total Return Fund	70,136	N/A	N/A	716,750	866,485
Brown Capital Management Small Co. Fund I	25,580	N/A	N/A	714,389	768,162
Oakmark International Fund I	38,811	N/A	N/A	636,046	826,390
Artisan Funds Inc. International Fund	33,099	N/A	N/A	569,675	738,444
ABN-AMRO / Montag & Caldwell Growth N*	28,000	N/A	N/A	587,618	639,088
American Century Intl Bond Fund - Inv	44,620	N/A	N/A	615,934	664,110

Total Mutual Funds				34,059,211	37,311,739

Collective Trust Funds:
Participant Directed:
ABN-AMRO Income Plus Fund*	1,676,756	N/A	N/A	9,196,727	9,416,324

Non-Participant Directed Funds:
ABN-AMRO Income Plus Fund*	16,449	N/A	N/A	90,110	93,283

Total Collective Trust Funds				9,286,837	9,509,607

Common stock - MAF Bancorp, Inc.* - participant directed	522,271	N/A	N/A	19,686,157	23,561,681

Cash liquidity fund* - Non-participant directed	N/A	N/A	.87%	2,723,397	2,723,397

Participant loan receivable	N/A	9/16/11	6.00%	—	12,634

      N/A – Not applicable.

        *Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Index

Schedule 2

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2004

The following schedule identifies all transactions or series of transactions that have exceeded 5% of the fair value of plan assets as of the beginning of the plan year.

Identity of Issue	Description	Purchase Price	Selling Price	Cost	Market Value at date of Transaction		Realized Gain
ABN-AMRO/ Montag &
Caldwell Growth N *	Mutual Fund	$14,756,253	N/A	$14,756,253	$14,756,253	+	N/A
ABN-AMRO/ Montag &
Caldwell Growth N *	Mutual Fund	N/A	$6,688,925	6,586,137	6,688,925		$102,788
Oakmark International Fund I	Mutual Fund	2,795,728	N/A	2,795,728	2,795,728		N/A
ABN-AMRO Income Plus Fund*	Collective Trust Fund	6,345,241	N/A	6,345,241	6,345,241	+	N/A
ABN-AMRO Income Plus Fund*	Collective Trust Fund	N/A	5,219,289	5,128,191	5,219,289		91,098

      N/A – Not applicable.

        *Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

        +Plus denotes a transaction that in itself is greater than 5% of the fair value of plan assets as of the beginning of the plan year.

See accompanying report of independent registered public accounting firm.

Index

Exhibit Index

           Exhibit No. 23    Consent of independent registered public accounting firm.